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                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                              Ascendia Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

               Mathew Hoffman, Esq.              Eleazer Klein, Esq.
          Prentice Capital Management, LP    Schulte Roth & Zabel LLP
           623 Fifth Avenue, 32nd Floor          919 Third Avenue
                New York, NY 10022              New York, NY 10022
                  (212) 756-8040                  (212) 756-2376

--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                February 9, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

-----------------------------------------         ------------------------------
CUSIP NO.  15670X104                              PAGE 2 OF 7 PAGES
-----------------------------------------         ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Management, LP
        73-1728931
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          1,174,911
OWNED          -----------------------------------------------------------------
BY EACH          9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,174,911
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,174,911
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [_]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        9.99%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

-----------------------------------------         ------------------------------
CUSIP NO.  15670X104                                        PAGE 3 OF 7 PAGES
-----------------------------------------         ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Zimmerman
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          1,174,911
OWNED          -----------------------------------------------------------------
BY EACH          9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,174,911
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,174,911
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [_]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        9.99%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

-----------------------------------------         ------------------------------
CUSIP NO.  15670X104                                        PAGE 4 OF 7 PAGES
-----------------------------------------         ------------------------------


                         AMENDMENT NO. 5 TO SCHEDULE 13D

      Reference is made to the Statement on Schedule 13D filed on July 10, 2006, as amended on August 7, 2006, November 17, 2006, December 29, 2006 and January 5, 2007 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Schedule 13D.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION

      Item 4 of the Schedule 13D is hereby amended to include the following:

      On February 9, 2007, Ascendia Brands, Inc. (the "Company") completed the acquisition of certain brands, licenses and brand assets from Coty, Inc. and certain affiliates. In connection therewith, certain private investment funds and managed accounts that the Reporting Persons control (the "Prentice Parties") entered into a Third Amended and Restated Securities Purchase Agreement (the "Third A&R Securities Purchase Agreement") with the Company, which amended and restated the Second Amended and Restated Securities Purchase Agreement, dated as of June 30, 2006 and as amended on December 27, 2006 and December 30, 2006, by and among the Company and the Prentice Parties. Pursuant to the Third A&R Securities Purchase Agreement (i) the Company redeemed $15,000,000 in principal amount of the senior secured convertible notes of the Company (the "Existing Notes") for $21,464,000, (ii) the Company paid the Prentice Parties accrued interest on the Existing Notes in the amount of $4,372,077 and (iii) the remaining $76,000,000 in principal amount of the Existing Notes was surrendered and cancelled in exchange for $76,000,000 in principal amount of a new series of senior convertible notes (the "New Notes"). The Company also issued to Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P. (the "Watershed Buyers") $15,000,000 in aggregate principal amount of the New Notes.

      Pursuant to the Third A&R Securities Purchase Agreement, the Company has agreed not to issue (or permit its subsidiaries to issue) any common stock or common stock equivalents prior to the Trigger Date (as defined in the Third A&R Securities Purchase Agreement) without the consent of the holders of a majority in principal amount of the New Notes. Additionally, the Prentice Parties have been provided with a right of

                                  SCHEDULE 13D/A

-----------------------------------------         ------------------------------
CUSIP NO.  15670X104                                        PAGE 5 OF 7 PAGES
-----------------------------------------         ------------------------------

first refusal with respect to any issuance of common stock or common stock equivalents by the Company (or its subsidiaries). The Company has also agreed to cause its Board of Directors to consist of seven members, and may increase the number of Directors to nine on certain terms set forth in the Third A&R Securities Purchase Agreement. So long as the Prentice Parties or any of their affiliates hold (x) at least $5,000,000 in aggregate principal amount of the New Notes outstanding, (y) at least $5,000,000 of stated value of any preferred stock of the Company or (z) at least 25% of the Series A Warrants purchased by the Prentice Parties, as applicable, the Prentice Parties have the right to designate one person to serve on the Board of Directors of the Company.

      The New Notes mature on December 30, 2016 (subject to certain put and call rights described below) and will bear interest at the rate of 9% per annum, subject to increase to up to 15% upon the occurrence or nonoccurrence of certain specified events.

      Any portion of the balance due under the New Notes is convertible at any time, at the option of the holders(s), into Common Stock of the Company (the "Conversion Shares") at a price of $0.42 per share (subject to certain anti-dilution adjustments), provided that the holders may not convert any amounts due under the New Notes if and to the extent that, following such a conversion, the holder and any affiliate would collectively beneficially own more than 9.99 percent of the aggregate number of Shares outstanding following such conversion. The Company may require the exchange of up to $40 million in principal amount of the New Notes for shares of a newly created series of convertible preferred stock on terms acceptable to the Company and the holders of the New Notes, for a 15 percent exchange fee payable in cash, if necessary to maintain the Company's stockholders' equity at the level required pursuant to the continued listing standards of the American Stock Exchange.

      At any time after the eighth anniversary of the issuance date of the New Notes, the Company or any holder may redeem all or any portion of the balance outstanding under the New Notes at a premium of 7%. Subject to the provisions of an intercreditor agreement, the New Notes are redeemable by the holder(s) holding a majority in principal amount of the outstanding New Notes at any time upon the occurrence of an event of default or by any holder upon a change in control of the Company (as defined in the New Notes), at premiums of 25 and 20 percent, respectively.

      Contemporaneously with the execution and delivery of the Third A&R Securities Purchase Agreement, the terms of the Series B Warrant were fixed. The Series B Warrant is exercisable at any time into 2,000,000 shares of Common Stock at an exercise price of $1.35 per share.

      Contemporaneously with the execution and delivery of the Third A&R Securities Purchase Agreement, the Prentice Parties, the Watershed Buyers and the Company entered into a Registration Rights Agreement (the "New Registration Rights

                                  SCHEDULE 13D/A

-----------------------------------------         ------------------------------
CUSIP NO.  15670X104                                        PAGE 6 OF 7 PAGES
-----------------------------------------         ------------------------------

Agreement"), pursuant to which the Company agreed to provide certain registration rights with respect to the Conversion Shares and certain other shares of Common Stock issued or issuable to the Prentice Parties. Upon the execution of the New Registration Rights Agreement, the Second Amended and Restated Registration Rights Agreement dated as of December 27, 2006, by and among the Company and the Prentice Parties was terminated.

      Under the New Registration Rights Agreement, the Company is required to file a registration statement with respect to the registrable securities by June 30, 2007 and to use its best efforts to have such registration statement declared effective not later than 60 days thereafter (or 90 days after the filing deadline if the registration statement is subject to review by the Commission). Additionally, the Prentice Parties and the Watershed Buyers were provided with demand and piggyback rights on the terms set forth in the New Registration Rights Agreement.

      The Third A&R Securities Purchase Agreement, the New Notes and the New Registration Rights Agreement, are attached hereto as Exhibits M, N and O, respectively.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      Item 6 of the Schedule 13D is hereby amended to include the following:

      As described in Item 4 above, the Prentice Parties received the New Notes and entered into the Third A&R Securities Purchase Agreement and the New Registration Rights Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit M - Third Amended and Restated Securities Purchase Agreement dated as of February 9, 2007, by and among the Company and the Prentice Parties.

Exhibit N - Senior Convertible Notes issued by the Company.

Exhibit O - The Registration Rights Agreement dated as of February 9, 2007, by and among the Company, the Prentice Parties and the Watershed Buyers.

                                  SCHEDULE 13D/A

-----------------------------------------         ------------------------------
CUSIP NO.  15670X104                                        PAGE 7 OF 7 PAGES
-----------------------------------------         ------------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

PRENTICE CAPITAL MANAGEMENT, LP



By: /s/ Michael Weiss
   -----------------------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
--------------------------------------------------
Michael Zimmerman